Report of Independent Registered Public
Accounting Firm and Financial Statements
(with supplemental information) for

Steward Partners Investment Solutions, LLC

(SEC I.D. No. 8-0121943)

As of and for the year ended December 31, 2025

Filed pursuant to Rule 17a-5(e)(3) under the
Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT

The annual report of Steward Partners Investment
Solutions, on Form X-17 A-5 at December 31, 2025, is available for examination
at 15495 SW Sequoia Parkway Portland, Oregon, and also at the San Francisco,
California office of the United States Securities and Exchange Commission

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-2915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Steward Partners Investment Solutions LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15495 SW Sequoia Parkway Suite 150
(No. and Street)

Portland	Oregon	97224
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Faber	310-870-0195	joe.faber@stewardpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly, US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Faber _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Steward Partners Investment Solutions, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas   County of Hidalgo

Sworn to and subscribed before me
on 02/27/2026 by Joseph Faber.

Eduardo Estevane Jr
Notary Public, State of Texas

Signature: *Joseph Faber*

Title:
Chief Financial Officer

Eduardo Estevane Jr

ID NUMBER
134871441
COMMISSION EXPIRES
April 25, 2028

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Electronically signed and notarized online using the Proof platform.

TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Steward Partners Global Advisory, LLC and Member of
Steward Partners Investment Solutions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Steward Partners Investment
Solutions, LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as
the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the
financial position of the Company as of December 31, 2025, in conformity with accounting principles
generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statement based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the financial statement is
free of material misstatement, whether due to error or fraud. Our audit included performing procedures to
assess the risks of material misstatement of the financial statement, whether due to error or fraud, and
performing procedures that respond to those risks. Such procedures included examining, on a test basis,
evidence regarding the amounts and disclosures in the financial statement. Our audit also included
evaluating the accounting principles used and significant estimates made by management, as well as
evaluating the overall presentation of the financial statement. We believe that our audit provided a
reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2023.

New York, New York
February 27, 2026

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly
International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that
provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services
to their clients and are not licensed CPA firms.

STEWARD PARTNERS INVESTMENT SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets		
Cash	$	6,958,355
Receivables from customers		2,457,087
Prepaid expenses and other assets		1,559,216
Due from affiliate		1,044,815
Deposits with clearing organizations (restricted)		855,934
Receivable from clearing organization		828,483
Total assets	$	13,703,890
Liabilities and member's equity		
Liabilities		
Due to affiliate	$	4,923,933
Accrued commissions		2,299,000
Accounts payable and accrued expenses		442,492
Total liabilities		7,665,425
Member's equity		
Total member's equity		6,038,465
Total liabilities and member's equity	$	13,703,890

See accompanying notes to financial statements

STEWARD PARTNERS INVESTMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

Note 1 - Organization

Steward Partners Investment Solutions, LLC (the Company) was initially organized in 1928 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisory (RIA). The Company is a Delaware limited liability company with operational offices geographically located across the United States. Steward Partners Holdings, LLC (SPH) is the sole member and owns 100% of the issued and outstanding equity interests.

The Company is principally engaged in the general business of securities brokerage, agent, principal, and is a registered investment advisor offering discretionary and nondiscretionary asset management services. These activities include managing a customer's portfolio of investments, buying, selling, exchanging, or otherwise dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals. The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(i) and (k)(2)(ii) as most of the customer transactions are cleared through clearing agents on a fully disclosed basis and there is some direct business that is held outside the clearing agents. The agreements with the clearing agents, as well as the agreements held directly with the carriers, provide for payment of an agent clearing fee. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of estimates - The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - Cash consists of cash and cash equivalents held at banks. The carrying amount of cash and cash equivalents approximates fair value. The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. The Company has cash deposits with multiple financial institutions, each insured by the FDIC. On December 31, 2025, there were no cash equivalents.

Financial instruments - credit losses - Under the Current Expected Credit Losses model ("CECL"), the allowance for losses for financial assets measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets and changes to expected credit losses during the period are recognized in earnings. Expected credit losses are measured based on historical experience, current conditions, and reasonable and supportable forecasts.

The Company has determined that long-term forecasted information is not relevant to its receivables, which are primarily short-term. The Company has not incurred any losses on receivables. Losses (if realized) are monitored to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company performs periodic qualitative assessments to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates.

STEWARD PARTNERS INVESTMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

Note 2 - Summary of Significant Accounting Policies (*cont'd*)

Receivable and deposit from clearing organization - Receivable from clearing organization represents amounts arising primarily in connection with security transactions and is stated at the amount management expects to collect. No allowance for credit loss is recorded as no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk. At times, the Company will have receivables and or payables to the clearing organizations for cash balances, commissions and amounts due to/from for securities transactions that have not settled as of December 31, 2025. The Company is required to maintain collateral accounts with a minimum value of $850,000 in cash or qualifying US Treasuries. As of December 31, 2025, collateral of $855,934 in cash is included in deposits with clearing organization and is restricted.

Receivables from customers - Receivables from customers consist primarily of mutual fund trails, 529 plan trails, variable and fixed annuity trails and trust fees charged to the Company's customers. The Company records a receivable from its customers, net of any allowance for expected credit losses, when relevant revenue recognition criteria have been achieved, and payment is conditioned on the passage of time. As of December 31, 2025, there was no allowance for credit losses on receivables from customers.

Revenue recognition - The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenues are recognized when the Company transfers control of the promised services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Fair value of financial instruments - The carrying value of the Company's assets and liabilities, which qualify as financial instruments, approximate fair value.

Fair value measurements - Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-level hierarchy is used for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the asset or liability.

STEWARD PARTNERS INVESTMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

Note 2 - Summary of Significant Accounting Policies (*cont'd*)

Income Taxes - The Company is a limited liability company under the laws of the State of Delaware and is treated as a disregarded entity for income tax purposes. The Company's taxable income and expenses are included in the consolidated federal and applicable state income tax returns filed by SPH. The Company is not a part of a master tax sharing agreement with SPH and did not make distributions to SPH for tax reimbursements. The Company has no present intention to enter into a tax-sharing agreement or make future distributions to SPH for tax reimbursements. Accordingly, it does not file any tax returns, but its taxable income is reported as part of SPH's tax return.

Operating Segment– While the Chief Operating Decision Maker (CODM) monitors the revenue streams of the various services, operations are managed, and financial performance is evaluated at a single operating reporting unit. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the operations are considered by management to be aggregated in one reportable operating segment. See Note 8 for further information regarding the Company's operating segment. The Company did not derive a significant portion of its total revenues from any single external customer in 2025. Refer to the Statement of Operations and Computation of Net Capital – Supplemental Schedule 1 for the information reported internally for performance assessment by the CODM.

Recent Accounting Pronouncements—In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires additional disaggregated expense disclosures in the notes to the financial statements. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact this guidance will have on its financial statements and related disclosures.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1).

At December 31, 2025, the Company had net capital of $1,254,249, which was $761,766 in excess of its required net capital of $492,483. The Company's ratio of aggregate indebtedness to net capital was 5.89 to 1.

STEWARD PARTNERS INVESTMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

Note 4 - Commitments and Contingencies

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is required to post collateral aggregating $850,000 against its obligations under separate agreements with its three clearing organizations for the market value of trading securities on December 31, 2025. If the Company breached any of the **Note** collateral provisions, each clearing organization has the right to require settlement of the respective obligations immediately under the agreement.

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. The Company may incur losses if customers do not fulfill their contractual obligations. The

Company has established various procedures to reduce this risk; therefore, the potential for the Company to make payments under these customer transactions is remote. Accordingly, no liability has been recognized for these transactions.

Note 5 - Related Party Balances and Transactions

Related parties consist of principal officers and employees of Steward Partners Global Advisory (SPGA). In the ordinary course of business, the Company receives funds from and advances funds to SPGA. Related party receivables and payables are businesses and organizations that are owned or controlled by the Company's parent, SPH. The receivables and payables are short-term in nature and bear no interest.

The Company participates in an expense-sharing agreement with affiliated entities under which certain shared operating and administrative costs, including personnel-related, occupancy, technology, professional services, and other general and administrative expenses, are allocated to the Company. Expenses are approximately $3.4 million per month and are allocated based on reasonable and consistently applied methodologies intended to approximate actual usage or benefit received, including headcount, revenue, licensed users, and other relevant cost drivers, as applicable.

The Company recognizes its allocated share of expenses in accordance with U.S. GAAP as such costs are incurred. Amounts paid by affiliates on behalf of the Company are recorded as due to affiliates and are settled periodically in accordance with the terms of the agreement.

Total expenses allocated to the Company under the expense-sharing agreement were $45,833,632 for the year ended December 31, 2025. As of December 31, 2025, the amount presented as due to affiliates on the statement of financial condition was $4,923,933, including $4,907,677 due to SPGA and $16,256 due to SPIA.

The Company also advances funds to pay affiliates, is charged platform fees by the clearing firm, and is reimbursed for its share of these charges by SPIA. These receivables are short-term in nature and bear no interest. As of December 31, 2025, the amount owed to SPIS was $1,044,815 which includes $782,881 due from SPIA and $261,934 due from SPGA. For financial regulatory reporting purposes, intercompany receivables due from SPIA are reported as non-allowable assets.

STEWARD PARTNERS INVESTMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

Note 6 - Disclosures about Risk

In the ordinary course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks.

Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties, which primarily include broker-dealers, banks, and other financial institutions. The Company is exposed to credit risk should counterparties not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from customers. The Company maintains cash and cash equivalents at a broker-dealer and a bank offering protection for cash by the Securities Investor Protection Corporation ("SIPC") up to $500,000 or Federal Depository Insurance Corporation (FDIC) up to $250,000, respectively.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. The Company outsources a portion of its critical business functions to third-party firms, including its custodians and various technology providers. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by backup systems and disaster recovery capabilities.

Cyber-Security Risk

Cyber-security risk is the risk that the Company's computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. To mitigate the risks related to cyber-attacks on the Company's critical data, the Company takes protective measures and devotes significant resources to maintaining and upgrading its systems and networks. Such measures include intrusion and detection prevention systems, monitoring firewalls to safeguard critical business applications, monitoring third parties that the Company does business with and employee training. The Company carries cyber security insurance to help reduce financial risk.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument. A rising interest rate environment generally results in our earning a larger net interest spread on cash sweeps. Conversely, in those operations, a falling interest environment generally results in our earning a smaller net interest spread. Additionally, margin interest and securities-based lending are typically variably priced, so changes in interest rates may change the underlying amount of balances subject to these programs, the spread that the Company earns, or both.

Note 7 - Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through February 27, 2026, the date of the filing of this report, and determined that there have been no events that have occurred that would require adjustments to the disclosures in the financial statements.